Onstream Media

'RW'

March 23, 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:	Barbara C. Jacobs, Assistant Director
David L. Orlic, Special Counsel
Maryse Mills-Apenteng, Staff Attorney

Re:	Onstream Media Corporation (the "Company")
Registration Statement on Form S-4
File number 333-153625

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the immediate withdrawal of the aforedescribed Registration Statement, together with all exhibits thereto. The Registration Statement was originally filed with the Securities and Exchange Commission on September 23, 2008 and amended by the Company with an updated filing on November 6, 2008.

The Registration Statement was filed to register shares of the Company's common stock issuable in connection with the Company’s proposed acquisition of Narrowstep, Inc. The Registration Statement is being withdrawn as a result of the Company’s termination of that proposed acquisition.

The Registration Statement has never been declared effective and no shares have been sold pursuant to the Registration Statement. Should you have any question, please do not hesitate to contact Joel D. Mayersohn, legal counsel to the Company, at 954-462-4150.

Sincerely,

/s/ Randy S. Selman

Randy S. Selman, CEO

cc:	Joel D. Mayersohn, Esq.

Corporate Headquarters:	New York Office:	San Francisco Office:
1291 SW 29th Avenue	440 Ninth Avenue	200 Vallejo Street
Pompano Beach, Florida 33069	New York, New York 10001	San Francisco, California 94111
t. 954.917.6655 f. 954.917.6660	t. 212.867.8888 f. 212.404.3277	t. 415.274.8800 f. 415.274.8801

www.onstreammedia.com